2:59

TG

Tia >

stuff and I'll have my designer redo the layout with the other logos and will get it on there

Sunday 11:04 AM

Hey Tia! We're about ready to launch our next equity crowdfunding campaign landing page. If you have a moment, LMK your two cents. Any thoughts on initial copy? Work in progress:



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